Lyn G. Schroeder Direct: 404-572-6904 Fax: 404-572-6999 Lyn.Schroeder@bryancave.com

July 26, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Melissa Duru

RE:  Atlantic Bancshares, Inc.

         Schedule 13E-3

         Filed on May 27, 2010

         File No. 005-85483

Ladies and Gentlemen::

On behalf of our client, Atlantic Bancshares, Inc. (the “Company”), we are responding to the comments received from your office by letter dated June 16, 2010 with respect to the above-referenced Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 13E-3 and accompanying proxy statement. We have annotated the marked courtesy copy of Amendment No. 1 to the Schedule 13E-3 (including the accompanying proxy statement) with cross-references indicating to which comment we are responding.

***

General

1.      We note that you are purporting to create two classes of securities out of what is currently a single class of common stock for the purpose of taking the company private by causing the common stock to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under South Carolina law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and

Securities and Exchange Commission

July 26, 2010

Series AAA preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

We attach as Exhibit 1 to this correspondence the legal opinion and analysis of Turner Padget Graham & Laney PA that the Company’s common stock and Series AAA preferred stock are separate classes of securities under South Carolina corporate law.

We note that the Company is seeking to deregister under Section 15(d) of the Securities Exchange Act of 1934 (the “1934 Act”) rather than Section 12.

Section 15(d) of the 1934 Act generally provides that every issuer of securities that has filed a registration statement that has become effective pursuant to the Securities Act of 1933 must file with the Securities and Exchange Commission (the “SEC”) the periodic information required under Section 13 of the 1934 Act. Rule 12h-3 promulgated under the 1934 Act provides that the duty to file the reports required by Section 13 may be suspended with respect to any class of securities held of record by less than 300 persons. Section 15(d) of the 1934 Act defines the term “class” to include all securities of a corporation which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.

The Company’s common stock and Series AAA preferred stock are separate classes of securities because they are not substantially similar in character and the holders of the Company’s common stock and Series AAA preferred stock will not enjoy substantially similar rights and privileges. Specifically, the Company’s common stock and Series AAA preferred stock have substantially different rights and limitations with respect to voting, dividends, liquidation and redemption. These differences are summarized below:

a.	Voting Rights: Holders of Series AAA preferred stock are entitled to vote only upon proposals for a consolidation or merger of the Company, a share exchange, or a sale, lease, exchange or transfer of all or substantially all of the Company’s assets (a “Change in Control”) and upon which holders of the common stock are entitled to vote. Such limited voting rights contrast with the unlimited voting rights afforded to holders of the common stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans and most charter amendments.

b.	Dividend Preference: Holders of Series AAA preferred stock are entitled to a preference in the distribution of dividends, when and if declared and paid by the Company, so that holders of the Series AAA shares are entitled to receive dividends in an amount not less than 105% of that paid on common shares prior to the receipt of dividends by the holders of common stock.

Securities and Exchange Commission

July 26, 2010

c.	Liquidation Preference: Holders of Series AAA preferred stock are entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, equal to the greater of book value per share, the amount per share to be paid to common shareholders, or $5.72 per share. Holders of the Company’s common stock are only entitled to receive, after the prior rights of creditors and holders of the Series AAA preferred stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.

The SEC has agreed that two types of stock that differ in liquidation preference and voting rights are not in the same class. In a No-Action letter, the SEC concurred with Motorola, Inc.’s view that its common stock (which had a $2.00 liquidation preference) and its Class A common stock (which had a 4-to-1 voting edge over the common stock) were not the same class of securities under Section 12(g)(5). Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 78,703 (December 30, 1971). Similarly, the Company’s common stock and Series AAA preferred stock should not be considered to be of the same “class” of stock because the Series AAA preferred stock has limited voting rights and a liquidation preference compared to the common stock. In addition, the Company’s Series AAA stock contains a dividend preference to the common stock, which we believe is also a substantial difference in the rights and preferences in the two classes of stock.

Given the differing character of the two classes securities and the different rights and privileges afforded to holders of the Series AAA preferred stock as compared to holders of the common stock, the two securities should not constitute the same “class” of securities for purposes of Section 12(g)(5) of the 1934 Act.

Exhibit 1

Summary Term Sheet, page 1

Avoiding Reclassification by Consolidation or Street Name Ownership, page 3

2.	If correct, please revise throughout to disclose that shareholders may also avoid reclassification if they are able to exercise sufficient options or warrants prior to the Effective Date of the Reclassification such that they can obtain greater than 1000 shares.

We have revised the disclosure as requested.

Special Factors, page 9

Purpose of Reorganization, page 9

3.	Given that the factors you list as contributing to the decision to take the company private appear to have existed for several years, please supplement the disclosure to further clarify the specific reasons for choosing to undertake the going private transaction at this time as opposed to other times in the company’s operating history. See Item 1013(c) of Regulation M-A.

Securities and Exchange Commission

July 26, 2010

We have revised the disclosure as requested.

Alternatives Considered, page 11

4.	Supplementally, please provide further support for the conclusion asserted that each alternative was less simple and less cost-effective than the reclassification. In particular, we note the reference to the “substantial” expenditure of capital associated with other alternatives. Please provide context to your statements and reference quantitative amounts or estimates of the costs associated with alternative transactions that were considered by the Board. In the alternative, revise to clarify under each alternative that the Board’s conclusions regarding the costs associated with that alternative were not based on any quantitative assessment.

We have revised the disclosure as requested.

Background of the Reorganization, page 12

5.	Please revise this section to describe in greater detail each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. For example, please provide disclosure regarding:

•	the person(s) who initiated the discussions of the Board regarding the going private transaction in 2008;

•

all discussions involving the relative cost and benefits of a reclassification transaction versus any other alternative and discussions of the terms of the Series AAA Preferred Stock (including internal discussion between management and/or the board and the company and its advisors); and,

•	whether any discussions occurred regarding the need to engage a financial advisor.

We have revised the disclosure as requested.

6.	Please revise the background to discuss whether the Board considered any other exchange ratio and if so, why such ratio was rejected.

We have revised the disclosure as requested.

7.	Please disclose how the Board determined the dividend amount and liquidation rights formula. If any other dividend amounts or liquidation rights were deliberated, revise to so state and disclose the reasons for the rejection of such terms.

Securities and Exchange Commission

July 26, 2010

We have revised the disclosure as requested.

Shareholders Receiving Series AAA Preferred Stock, page 22

8.	Please consistently address the discussion regarding fairness of the transaction throughout the document to address fairness to unaffiliated shareholders, both those who will retain common stock and those who will receive the Series AAA Preferred Stock. Your current disclosure under this heading, for example, references fairness to all shareholders, affiliated and unaffiliated. Please revise. See Questions and Answer #19 in Exchange Act Release No. 34-17719.

We have revised the disclosure as requested.

Determination of Exchange Ratio, page 24

9.	We note that the Board did not undertake any quantitative analysis of the going private transaction because in its opinion, the “qualitative advantages and disadvantages of the terms of the Series AAA Preferred Stock are balanced as compared to the rights related to [the] common stock…” Please revise your disclosure to clarify further how the terms of the Series AAA Preferred Stock could have been established without any consideration of the relative quantitative value of the common stock versus Series AAA Preferred stock. Refer to Item 1014(b).

We have revised the disclosure as requested.

10.	Assuming, as disclosed, that the Board only considered qualitative factors when assessing the relative value of the Series AAA Preferred Stock and common stock, it is still not evident why the Board reached its conclusions regarding the comparative value of Series AAA Preferred stock and common stock. For example, what formed the basis for the Board’s conclusion that Series AAA Preferred Stock which, by its terms, precludes shareholders from voting on directorship of the company, is equivalent in value to common stock with full voting rights on all matters? Please provide further support for the conclusion reached. Please also note our comment below.

We have revised the disclosure as requested.

11.	Please further support the Board’s conclusion as to the equivalency of value between Series AAA Preferred Stock and common stock given your disclosure outlining the unlikelihood that Series AAA Preferred holders will ever realize either the dividend or liquidation preference benefits associated with the Series AAA Preferred Stock.

Securities and Exchange Commission

July 26, 2010

We have revised the disclosure as requested.

12.	Further to the comments above. You disclose that the actual cash value of the shares in each of the common stock and Series AAA Preferred Stock classes is immaterial to the determination of fairness “because those values would be the same.” The basis for your conclusion regarding comparative value is not apparent and therefore, it is not apparent that the value determination should be characterized as immaterial to a determination of fairness. Please revise or advise.

We have revised the disclosure as requested.

In connection with responding to your comments, the filing persons acknowledge that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company acknowledges that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Securities and Exchange Commission

July 26, 2010

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6904. My fax number is (404) 572-6999.

Very truly yours,

/s/ Lyn G. Schroeder
Lyn G. Schroeder

cc: Ms. Michelle M. Pennell

Securities and Exchange Commission

July 26, 2010

Exhibit 1

July 23, 2010

Atlantic Bancshares, Inc.

One Sheridan Park Circle

P.O. Box 3077

Bluffton, South Carolina 29910

RE:	Reclassification

Ladies and Gentlemen:

We have acted as counsel to Atlantic Bancshares, Inc., a South Carolina corporation (the “Company”), in connection with certain matters relevant to the filing of its Schedule 13E-3 with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended, related to a proposed amendment to the Company Articles providing for the reclassification (the “Reclassification”) of certain shares of the Company’s authorized common stock (the “Common Stock”), no par value, to shares of the Company’s proposed new series of authorized preferred stock to be known as Series AAA Preferred Stock (the “Series AAA Preferred Stock”), no par value, which is designed to reduce the number of shareholders of record of the Company’s Common Stock below 300.

DOCUMENTS REVIEWED

In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver to you our opinion as to whether the Common Stock and Series AAA Preferred Stock will constitute separate classes of shares under South Carolina law. In connection herewith, we have examined and are familiar with originals of copies (certified, photostatic or otherwise identified to our satisfaction) of the following documents:

(1) The Company Articles filed with the South Carolina Secretary of State on June 22, 2006 and as amended by Articles of Amendment filed with the South Carolina Secretary of State on December 22, 2009 (the Company’s Articles of Incorporation, as amended, being referred to herein as the “Company Articles”);

(2) The proposed Articles of Amendment to the Company Articles (the “Articles of Amendment”) which adopt the Designations (as hereinafter defined);

(3) The current designations of the Common Stock as set forth in the Company Articles and as further described in the Company’s Schedule 13E-3, including the Proxy Statement attached as Exhibit 1 (the “Proxy Statement”), initially filed with the Commission on May 27, 2010, as subsequently amended (the “Schedule 13E-3”); and

United States Securities and Exchange Commission

July 23, 2010

(4) The designations of relative rights and preferences and other terms as proposed in the Terms of the Series AAA Preferred Stock (the “Designations”) set forth in Appendix A to the Proxy Statement.

We have also examined the provisions of the South Carolina Business Corporation Act of 1988, as amended (the “Act”) and such other sources and documents related to the incorporation of the Company and the authorization of the Reclassification as we have deemed appropriate as a basis for the opinion hereafter set forth. All capitalized terms used but not defined herein shall have the meaning provided for such terms in the Proxy Statement.

We have made such legal inquiries as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. As to certain matters of fact, we have relied upon statements and representations of the appropriate officers and other representatives of the Company and of other public officials and agencies, which have not been independently established by us. In addition, as to certain matters of fact, we have relied without independent investigation upon representations made in or pursuant to the Schedule 13E-3, and various other certificates of appropriate officers or other representatives of the Company.

ANALYSIS OF GOVERNING SOUTH CAROLINA STATUTORY LAW

Under Section 33-6-101(a) of the Act, a South Carolina corporation’s articles of incorporation must:

“. . . prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class, and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation.”

Section 33-6-102(a) of the Act provides that if a corporation’s articles of incorporation so provide:

“. . . the board of directors may determine, in whole or in part, the preferences, limitations, and relative rights (within the limits set forth in Section 33-6-101 of (1) any class of shares before the issuance of any shares of that class or (2) one or more series within a class before the issuance of any shares of that series.”

Article Three of the Company Articles authorizes 10,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value (the “Preferred Stock”). Article Three also provides that the board of directors has the authority to specify the preferences, limitations and relative rights of each class of preferred stock.

United States Securities and Exchange Commission

July 23, 2010

In connection with the Reclassification, the board of directors has authorized the Company to file the Designations as an amendment to the Company Articles in order to establish and designate 250,000 shares of the Company’s authorized Preferred Stock as the Series AAA Preferred Stock with the relative rights, preferences and other terms as described in the Designations.

Section 33-6-101(b) of the Act requires that the Company Articles authorize:

“(1) one or more classes of shares that together have unlimited voting rights; and (2) one or more classes of shares (which may be the same classes or classes as those with voting rights) that together are entitled to receive the net assets of the corporation upon dissolution.”

According to Section 33-7-201(a), unless a corporation’s articles of incorporation provide otherwise, each share of a corporation’s stock is entitled to one vote on all matters voted on at a shareholders’ meeting. The Company Articles do not limit or restrict the voting rights of the shares of Common Stock in any way. Therefore, under Section 33-7-210(a) of the Act, the shares of Common Stock are entitled to vote on all matters voted on at shareholders’ meetings. Accordingly, the outstanding shares of Common Stock have unlimited voting rights. Pursuant to the Designations, except as provided by law, shares the Series AAA Preferred Stock have limited voting rights and are only entitled to vote upon any proposal for a Change in Control, as defined in the Designations.

Upon dissolution of the Company, the shares of Common Stock are entitled to receive the net assets of the Company after the full satisfaction of the dissolution rights of the shares any outstanding senior stock (including the Series A Preferred Stock and the Series B Preferred Stock issued in connection with the Company’s participation in the U.S. Treasury’s TARP Capital Purchase Program) and the shares of Series AAA Preferred Stock, as set forth in Section 5 of the Designations.

Section 33-6-101(c) of the Act provides that a corporation’s articles of incorporation may authorize one or more classes or series of stock that:

“(1) have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by Chapters 1 through 20 of this Title;

(2) are redeemable or convertible as specified in the articles of incorporation (i) at the option of the corporation, the shareholder or another person, or upon the occurrence of a designated event; (ii) for cash, indebtedness, securities, or other property; (iii) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

United States Securities and Exchange Commission

July 23, 2010

(3) entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative;

(4) have preference over any other class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation.”

The Comments to Section 33-6-101 of the Act indicate that the foregoing is a list of the “principal features that are customarily incorporated into classes of shares.” Section 33-6-101(d) provides that the foregoing list is not exhaustive. Notwithstanding the Act’s provision of several examples of rights and privileges that may be incorporated into share classes, Section 33-6-101 of the Act does not require any particular level of differentiation between the rights and privileges of one class of shares from those of another in order for the classes to be considered separate classes of shares.

Rather, Section 33-6-101(a) of the Act merely requires that a corporation’s articles of incorporation “prescribe a distinguishing designation for each class, and prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation.” Accordingly, under the Act, different classes of a corporation’s stock may be distinguished by simply providing distinguishing titles for the classes, such as “Common Stock,” and “Series AAA Preferred Stock.” Moreover, because the Company Articles reserve to the Company’s board of directors the right to specify the preferences, limitations and relative rights of each class of preferred stock, the Company’s board of directors can set forth the terms of the Series AAA Preferred Stock in an amendment to the Company Articles before said shares are issued.

Despite the fact that the Act does not require any particular standard of differentiation between the features or characteristics of a corporation’s classes of shares, the proposed Series AAA Preferred Stock will include several of the features described in Section 33-6-101(c) which distinguish it from the Common Stock. The fact that both the Series AAA Preferred Stock and the Common Stock both have rights in several fundamental areas is not relevant. Under Sections 33-6-101(c) and (d) of the Act, a South Carolina corporation’s articles of incorporation may authorize “one or more classes of shares” that have the various features described under those provisions. Accordingly, Section 33-6-101 of the Act specifically contemplates that different classes of stock may have similar fundamental characteristics.

United States Securities and Exchange Commission

July 23, 2010

Although the Series AAA Preferred Stock and Common Stock each have some degree of rights in some of the same fundamental areas, the respective rights in those areas have a number of distinguishing features. These distinguishing features of the Series AAA Preferred Stock and Common Stock are described below:

1. Voting Rights. Except as provided by law, the holders of the Series AAA Preferred Stock shall have limited voting rights, and shall be entitled to vote only upon a proposal for a Change in Control, as defined in the Designations. Such limited voting rights contrast with the unlimited voting rights afforded to the holders of the Common Stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans, and most amendments to the Company Articles. The “except as provided by law” clause refers to the provisions of the Act that permit a class of shares that is designated to be nonvoting to vote on amendments to a corporation’s articles of incorporation and mergers or share exchanges that directly affect that class of shares. See Sections 33-10-104 and 33-11-103 of the Act.

2. Convertibility. In the event of, and contingent upon the effectiveness of, a Change in Control, each holder of Series AAA Preferred Stock shall have the right to receive the same consideration to be received by each holder of Common Stock, calculated as if the holder had converted such shares of Series AAA Preferred Stock to an equal number of shares of Common Stock immediately prior to the consummation of such Change of Control. Further, in the event of, and subject to the effectiveness of, a registration statement filed by the Company pursuant to Section 12 of the Securities Exchange Act of 1934, each share of Series AAA Preferred Stock will convert to Common Stock on a share-for-share basis.

With respect to the convertibility of the Series AAA Preferred Stock, Section 33-6-101(c) specifically provides that a corporation’s articles of incorporation may authorize one or more classes of stock that are convertible upon the occurrence of a designated event into cash, indebtedness, securities, or other property. Section 33-6-103(a) of the Act provides:

“A corporation may issue the number of shares of each class or series authorized by the articles of incorporation. Shares that are issued are outstanding shares until they are reacquired, redeemed, converted, or canceled.”

Accordingly, issued shares of a convertible class of stock are deemed under the Act to be outstanding shares of the convertible class of stock until they are converted. Stated differently, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted. As a result, outstanding shares of the Series AAA Preferred Stock will be a separate class of stock from the Common Stock under the Act until such time as they are converted.

Moreover, the right to convert the Series AAA Preferred Stock to Common Stock is limited to the occurrence of a Change in Control of the Company or upon the effectiveness of a registration statement for the Series AAA Preferred Stock, neither of which the holders of the Series AAA Preferred Stock will be able to unilaterally cause to occur. Because the holders of the Series AAA Preferred Stock are only anticipated to hold approximately 11% of the voting rights with respect to a Change of Control

United States Securities and Exchange Commission

July 23, 2010

proposal, no one holder of Series AAA Preferred Stock nor the holders of the Series AAA Preferred Stock voting as a group could cause a Change in Control and the resulting conversion to occur. In light of the limited application of the conversion of the Series AAA Preferred Stock, holders the Series AAA Preferred Stock do not enjoy substantially similar rights and privileges to those enjoyed by the holders of the Common Stock.

3. Dividend Rights. Under Section 4 of the Designations, prior to the payment of any dividends to the holders of Common Stock, the holders of the Series AAA Preferred Stock shall be entitled to a preference in the distribution of dividends and are entitled to receive dividends in an amount per share that is no less than 105% of the amount per share of dividends paid on the Common Stock. Neither the shares of Series AAA Preferred Stock nor the shares of Common Stock are entitled to cumulative dividends.

4. Liquidation Preference. Under Section 5 of the Designations, holders of the Series AAA Preferred Stock shall be entitled to a preference to any junior stock, including the Common Stock, in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, equal to the greater of book value per share, the amount per share to be paid to holders of the Common Stock, or $5.72 per share. Holders of the Common Stock are only entitled to receive, after the prior rights of creditors, holders of the Series AAA Preferred Stock, and holders of any other superior stock, are satisfied, a ratable share of any remaining assets of the Company available for distribution.

Therefore, although Section 33-6-101 of the Act does not require that different classes of a corporation’s stock have substantially different features or characteristics, as described above, the Common Stock and the Series AAA Preferred Stock have substantially different voting, dividend and liquidation rights.

COVERAGE

Our opinion set forth herein is limited to the application of South Carolina State law. Notwithstanding the foregoing, it should be expressly understood that, for the purpose of the opinion herein, said laws do not include South Carolina or federal securities, or blue sky laws, rules of regulations. The opinion set forth herein is made as of the date hereof and is subject to, and may be limited by, future changes in factual matters, and we undertake no duty to advise you of the same. The opinion expressed herein is based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement this opinion should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinion, we have not considered, and hereby disclaim any opinion as to, the application of impact of any laws, cases, decisions, rules or regulations of any other

United States Securities and Exchange Commission

July 23, 2010

jurisdiction, court or administrative agency. The opinion set forth herein assumes that the laws of South Carolina would govern, notwithstanding any choice of law provision to the contrary, but no opinion is given regarding or with respect to any choice of law provision.

ASSUMPTIONS

In rendering our opinion set forth herein, we have assumed, without independent verification, among other things:

(i) The genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies.

(ii) Other than with respect to the Company, all of the documents referred to in this opinion letter have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding, and enforceable obligations of, all of the parties to such documents, all of the signatories to such documents have been duly authorized and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such documents.

(iii) With respect to the Company, that (a) the Company is validly existing and in good standing under the laws of all applicable jurisdictions; (b) the Company Articles and the Schedule 13E-3 have been duly authorized, executed and delivered by the Company; (c) the Company is in compliance with all applicable laws, rules and regulations governing the Reclassification and the filing of the Schedule 13E-3; and (d) the shareholders owning the Series AAA Preferred Stock will possess approximately 11% of the voting rights with regard to any proposed Change of Control.

(iv) The authorized execution and filing with the South Carolina Secretary of State of the Articles of Amendment.

OPINION

Based upon the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations and exceptions set forth herein, we are of the opinion that, based solely on a review of the documents described above, upon the filing of the Articles of Amendment, the Common Stock and Series AAA Preferred Stock will represent separate classes of shares of the Company’s stock under South Carolina law.

United States Securities and Exchange Commission

July 23, 2010

QUALIFICATIONS

In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinion set forth herein is further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:

(a) Our opinion contained herein may be limited by (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium, or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing.

(b) We express no opinion as to compliance by any the Company with respect to any regulatory requirements applicable to the Reclassification or the transactions related or otherwise incident to the Reclassification.

(c) We do not render any opinions except as set forth above.

This opinion letter is being delivered by us solely for your benefit. By your acceptance of this opinion letter, you agree that it may not be relied upon by any other person or for any other purpose without our prior written consent in each instance.

Yours very truly,

TURNER PADGET GRAHAM & LANEY, P.A.